Exhibit 99.3

PRESS RELEASE

Nicola Mavilla is appointed Senior Vice-President Exploration of TotalEnergies

Paris, October 6, 2025 – TotalEnergies announces the appointment of Nicola Mavilla as Senior Vice President Exploration of the Company, with effect from 1st November 2025. Nicola Mavilla is replacing Kevin McLachlan, who held this position since 2015.

Nicola Mavilla has 25 years of experience in the oil and gas industry and a strong track record in leading successful exploration activities. He joined Eni in 2002 and served as exploration manager in Libya and Norway, VP exploration for West Africa, VP exploration for Americas and Northern Europe and managing director of Eni Ivory Coast. Since 2024, he was Head of Exploration Projects of Eni. Nicola Mavilla holds a Ph.D. in Geology from the University of Bordeaux.

TotalEnergies invests around 1 billion dollars annually in exploration and appraisal, focusing on prospects that have the potential to generate low cost, low-emissions oil and gas developments. The Company’s exploration activities led to major discoveries over the past three years, notably in Suriname and Namibia.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).